UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Inability to file Annual Report on Form 20-F for the year ended December 31, 2019 by the original deadline of April 30, 2020 due to circumstances related to COVID-19.

SGOCO Group, Ltd (the “Company”) will be unable to file its 2019 Annual Report on Form 20-F (the “20-F”) by April 30, 2020 due to circumstances related to COVID-19. The Company’s operating subsidiaries and employees are located in the PRC and Hong Kong which have been affected by the outbreak of COVID-19 since December 2019. From January to April 2020, both the PRC and Hong Kong government imposed nationwide travel restrictions and quarantine control, and we suspended most of our operations during this period. As a result, the Company’s finance department will be unable to complete the preparation of the Company’s consolidated financial statements and the 20-F without undue hardship and expense to the Company until after April 30, 2020.

The Company is relying on the SEC order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated March 4, 2020 (Release No. 34-88318) to extend the due date for the filing of the 20-F until June 15, 2020 (45 days after the original due date). The Company will work diligently to comply with such requirement and, at this time, management believes that the available extension period is necessary.

The Company is supplementing the risk factors previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019:

We or the third parties upon whom we depend may be adversely affected by disaster or health epidemics, including the recent COVID-19 outbreak

In recent years, there have been outbreaks of epidemics in various countries. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in the PRC, which has spread rapidly to many parts of the world, including the Hong Kong. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

Our revenues are substantially generated in Hong Kong. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Hong Kong and global economy. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

•	temporary closure of offices, travel restrictions;
•	our customers that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products and services, which may materially adversely impact our revenue;
•	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We may have to provide significant sales incentives to our customers in response to the outbreak, which may in turn materially adversely affect our financial condition and operating results;
•	the business operations of our customers have been and could continue to be negatively impacted by the outbreak, which may result in loss of customers or disruption of our business or services, which may in turn materially adversely affect our financial condition and operating results;
•	some of our customers, distributors, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;
•	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak, which could materially adversely affect our stock price; and

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, but our results for the first quarter of and full year 2020 may be adversely affected.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as storm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

Special Note Concerning Forward Looking Statements

This filing contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s estimates relating to the completion of the 2019 audit and filing of the 2019 Annual Report, its ability to sustain its operations without disruptions or delays, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: April 3, 2020	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

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